Morgan Stanley Principal Plus Fund L.P.
                       c/o Demeter Management Corporation
                          522 Fifth Avenue, 13th Floor
                            New York, New York 10036

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

December 12, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:   Morgan Stanley Principal Plus Fund L.P. (the "Company")
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 23, 2007
      File No. 000-18314

Ladies and Gentlemen:

            On behalf of the Company, we, Demeter Management Corporation, the general partner of the Company (the "General Partner"), respectfully submit below the General Partner's response to the comment contained in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission to Walter J. Davis, Chairman of the Board of Directors and President of the General Partner, dated November 28, 2007, with respect to the above-referenced filings.

      For your convenience, we have reprinted the Staff's written comment below prior to the General Partner's response.

Form 10-K for the year ended December 31, 2006
----------------------------------------------

Note 1--Summary of Significant Accounting Policies
--------------------------------------------------

Comment:
-------

            We note your response to our comment. You state that the Amended and Restated Limited Partnership Agreement of the Trading Company allows certain actions to be taken without the consent of the General Partner, including the removal and replacement of the General Partner, if there is an affirmative vote of a majority interest in the Trading Company. Since you are the sole limited partner owning 99% of the equity interest in the Trading Company, you concluded that it was appropriate for your company to consolidate the Trading Company rather than the General Partner pursuant to EITF 04-5. However, since your company is controlled by Demeter Management Corporation who is the General Partner of your company and also the Trading Company, the kick-out rights that you referenced in your response would not be considered to be "substantive" based on paragraph 7(a) of EITF 04-5. Therefore, due to your company's relationship with the General Partner of the Trading Company it does not appear that the presumption of control by the General Partner of the Trading Company has been overcome and the Trading Company should not be consolidated by the Company. Please revise your filing accordingly.

Response:
--------

            The Company acknowledges that we may not have been clear in explaining the nature of the kick-out rights in our initial response letter to the Staff dated November 15, 2007 and accordingly, we would like to clarify this matter. Demeter Management Corporation is the general partner of both the Company and the Trading Company. The removal of the general partner of both the Company and the Trading Company is made based on an affirmative vote of a majority in ownership interest of the limited partners of the Company. Thus, the vote to remove the general partner of the Trading Company is made by a vote of the limited partners of the Company, not the Company as sole limited partner of the Trading Company. Further, the affirmative vote of a majority in ownership interest of the limited partners of the Company excludes any limited partnership interest owned by the General Partner or its affiliates.

            The Company notes that paragraph 7 (a) of EITF 04-5 requires that the kick-out right criteria must be applied to parties other than "...the general partners, entities under common control with the general partners or general partner, and other parties acting on behalf of the general partners or general partner." The Company does not believe that the limited partners of the Company, who have the ability to remove the general partner of both the Company and the Trading Company, would be deemed to be under the control of the general partner or acting on the general partner's behalf (and as noted above, such vote to remove the general partner excludes any limited partnership interest owned by the General Partner or any of its affiliates). As such, we believe the ability of the limited partner investors of the Company to kick-out Demeter Management Corporation as general partner of the Trading Company to be substantive under EITF 04-5 and that the consolidation of the Trading Company into the financial statements of the Company is appropriate. Accordingly, we do not believe that the Company's Form 10-K for the period ended December 31, 2006 needs to be revised.

                           *     *     *     *     *

            In connection with the Company's response to the Staff's comment, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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

            If you have any questions with respect to the foregoing, please do not hesitate to call Jeremy Beal at (212) 296-6805.

Very truly yours,

Morgan Stanley Principal Plus Fund L.P.
By: Demeter Management Corporation, as General Partner of Morgan Stanley Principal Plus Fund L.P.


By:   /s/ Walter Davis
      ------------------------------------
      Name:   Walter Davis
      Title:  President

cc:   Daniel Gordon, Branch Chief
      Jessica Barberich
      Christian Angstadt
      Jeremy Beal
      Todd M. Hand, Esq.
      Edwin L. Lyon, Esq.
      Kathleen Lind

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